[SunTrust Letterhead]

August 6, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Irving

Re:	SunTrust Banks, Inc. (the Company or SunTrust), (File No. 001-08918)
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Mr. Irving:

In response to our phone conversation on August 4, 2010 and per the request of the Securities and Exchange Commission staff (the Staff), we are attaching our Staff Accounting Bulletin (SAB) 99 analysis related to the Student Loan Securitization Trust. This filing is intended to supplement our responses filed on May 5, 2010 and July 21, 2010.

Background

In March 2006, the Company securitized $750 million of government-guaranteed student loans through a qualifying SPE (the Trust) by issuing $765 million of LIBOR-based Notes. The difference between the loans purchased and amount of funds raised through the issuance of the Notes was used primarily to fund various reserve accounts such as the capitalized interest account and the add-on loan account, as well as pay for the costs of issuance. Upon transfer, the Company retained a residual interest in the Trust in the form of a credit-enhancing interest-only strip. The $750 million of securitized loans were comprised of approximately $600 million in loans that had been originated under the Federal Family Education Loan Program (FFELP) and $150 million of loans that had been originated under the Health Education Assistance Loans (HEAL) program. None of the loans in the Trust are private student loans. The accounting guidance in effect at the time of the transaction supported the accounting conclusion that the Company would not consolidate the Trust.

Relevant Accounting Considerations

On January 1, 2010, SunTrust adopted ASU 2009-17 (formerly FAS 167), an update to ASC 810-10. The update changed the accounting and consolidation framework for variable interest entities (VIEs). Specifically, the ASU (1) eliminated the exemption for existing QSPEs from U.S. GAAP, (2) shifted the primary beneficiary (PB) determination from solely an economic analysis to both a power and economics analysis, and (3) changed when it is necessary to reassess who should consolidate a VIE. Upon adoption of the ASU, SunTrust did not consolidate the Trust as the Company does not believe that it has the power to direct the activities of the Trust that most significantly impacted its economic performance. Recognizing that alternative accounting interpretations could be taken about this highly judgmental evaluation, the Company performed a SAB 99 analysis to assess the materiality of the Trust on the Consolidated Financial Statements of the Company had it consolidated the Trust as of and for the three month period ended March 31, 2010.

David Irving

Securities and Exchange Commission

August 6, 2010

Materiality Considerations

SAB 99 provides the relevant guidance for assessing materiality of potential financial statement misstatements. SAB 99 defines materiality as a misstatement of an item in a financial report that, in light of surrounding circumstances, it is probable that the judgment of a reasonable person relying upon the report would have been influenced by the correction of the item. SAB 99 indicates that both quantitative as well as qualitative considerations should be used for assessing the materiality of a misstatement. The following analysis addresses each of the quantitative and qualitative considerations outlined in SAB 99 related to this potential misstatement.

Quantitative Considerations

Management summarized the impact of consolidating the Trust as of and for the three months ended March 31, 2010 in Attachment 1 and evaluated the quantitative impact on the Consolidated Financial Statements and Tier 1 capital. The impact of not consolidating the Trust as of and for the three months ended March 31, 2010 resulted in an understatement of total assets of 0.29%, an understatement of long-term debt of 3.09%, and an understatement of pre-tax net loss of 0.14%. There was no impact on Tier 1 capital. Based on the quantitative analysis performed, SunTrust determined that had it consolidated the Trust as of and for the three months ended March 31, 2010, the results would have been immaterial to the Consolidated Financial Statements and Tier 1 capital. Attachment 1 outlines the quantitative analysis performed.

Additionally, management evaluated qualitative considerations in order to complete its overall assessment of the materiality of this potential misstatement.

Qualitative Considerations

As previously indicated, it is not appropriate to limit the materiality assessment to a quantitative review. SAB 99 indicates that an assessment of materiality requires a review of the factual context and surrounding circumstances that would influence an investor’s view of the misstatement. SAB 99 provides circumstances that should be considered when making the qualitative materiality assessment. A description of each circumstance and management’s view regarding the materiality assessment follows:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Management’s Response: The potential misstatement arose from an item capable of precise measurement (i.e., the value of the Trust’s assets and liabilities). The potential misstatement is the result of potentially alternative interpretations of newly issued accounting guidance governing the consolidation of VIEs. It is reasonable to expect alternative interpretations to exist given the highly judgmental nature of this evaluation.

2.	Whether the misstatement masks a change in earnings trends or whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

Management’s Response: No. For the three months ended March 31, 2010, pre-tax loss would have increased by $479,000 (less than $0.01 per common share). The potential misstatement is not the result of an attempt to mislead investors or analysts, nor does it alter the earnings trend given the small size of the misstatement.

3.	Whether the misstatement changes a loss into income or vice versa.

David Irving

Securities and Exchange Commission

August 6, 2010

Management’s Response: No. The potential misstatement would increase the per share loss, but does not change a loss into income for the three months ended March 31, 2010.

4.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Management’s Response: No. The residual interest is classified in the Corporate Other and Treasury segment, which is not one of the Company’s primary business segments. Furthermore, the consolidation of the Trust would have an immaterial impact on the results of this segment.

5.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

Management’s Response: No. The potential misstatement does not affect our compliance with regulatory requirements.

6.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

Management’s Response: The potential misstatement does not result in the Company’s failure to meet any of its loan covenants.

7.	Whether the misstatement has the effect of increasing management’s compensation.

Management’s Response: The potential misstatement would have no impact on management’s compensation.

8.	Whether the misstatement involves the concealment of an unlawful transaction.

Management’s Response: This situation involves no unlawful or fraudulent actions.

9.	Whether the misstatement would have resulted in a significant positive or negative market reaction.

Management’s Response: This potential misstatement is not likely to influence a reasonable investor’s views about the performance of the Company. The potential misstatement results from the Company’s interpretation of the well publicized and much anticipated adoption of new accounting guidance regarding the consolidation of VIEs. Investors and analysts were prepared for the consolidation of many of these previously off-balance sheet entities and forecasted the potential impact to our financial statements and the financial statements of others within our industry. The adoption of this new guidance was more significant to the financial statements of some of our peers. Thus, there was very little reaction from the investor community when the Company disclosed that upon adoption of the new VIE consolidation guidance that it would consolidate its multi-seller conduit, Three Pillars, and a CLO entity, aggregating to approximately $2 billion in total assets. Accordingly, management does not believe that the marketplace would have a significant reaction if the Trust was consolidated upon adoption of ASU 2009-17 given the limited quantitative and qualitative impact to the financial statements and non-cash nature of the matter.

10.	Whether the misstatement involves an intentional misstatement or earnings management.

Management’s Response: This potential misstatement was not intentional and does not involve earnings management. Rather the potential misstatement is the result of alternative interpretations of new accounting guidance.

11.	If other misstatements exist would the aggregated misstatements be material.

David Irving

Securities and Exchange Commission

August 6, 2010

Management’s Response: The aggregation of this and other potential misstatements would not cause the consolidated financial statements to be materially misstated.

12.

Is the misstatement an indication of the registrant’s failure to maintain books and records and internal accounting controls in sufficient detail to provide reasonable assurance that the transactions are recorded properly to permit the preparation of financial statements in accordance with GAAP?

Management’s Response: Appropriate controls exist to maintain sufficient books and records and internal accounting controls related to the Trust, including controls evaluating the consolidation of the Trust, in order to provide reasonable assurance that transactions are recorded properly and to ensure that the financial statements are prepared in accordance with U.S. GAAP.

13.	Whether the misstatement’s impact to individual financial statement line items would have had a material impact to the financial statements taken as a whole.

Management’s Response: As noted in Attachment 1, the Company has evaluated the impact the potential misstatement would have on the specific financial statement captions within the Consolidated Financial Statements. For the three months ended March 31, 2010, earnings per share would have remained unchanged. Further, no asset line item would be misstated by more than 0.50% and long-term debt would be understated by approximately 3%. The impact to total wholesale funding sources would be an understatement of approximately 2%. Accordingly, management does not believe that the impact of not consolidating the Trust is an indication that the financial statements taken as a whole would be materially misstated.

Conclusion

Based on the foregoing factors, it is management’s conclusion that the potential misstatement discussed herein, if recorded, would be immaterial to the financial statements taken as a whole for each of the periods presented and would not necessitate the need to restate or reissue previously filed financial statements. In addition, management does not believe that an Item 4.02, “Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review,” 8-K filing requirement would be required due to the immaterial nature of this misstatements.

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Irving

Securities and Exchange Commission

August 6, 2010

Please feel free to call the undersigned at (404) 813-1281 or Tom Panther at (404) 588-8585 with any questions.

Very truly yours,

/s/ Mark A. Chancy
Mark A. Chancy Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. M. Doug Ivester
Audit Committee Chairman
Mr. James M. Wells III
Chairman and Chief Executive Officer
Mr. Raymond D. Fortin
Corporate Executive Vice President and
General Counsel
Mr. Thomas E. Panther
Controller and Chief Accounting Officer
Mr. David W. Leeds
Ernst & Young LLP, Coordinating Partner

David Irving

Securities and Exchange Commission

August 6, 2010

ATTACHMENT 1

SunTrust (STI) Student Loan Securitization

SAB 99 Quantitative Analysis as of March 31, 2010

Balance sheet (in thousands)	Trust Balances as of 03/31/2010 (a)	STI as reported 03/31/2010			Increase/(decrease) if consolidated 03/31/2010	% of STI Balance Sheet 03/31/2010	STI As reported 03/31/2010
Assets
Cash and cash equivalents	$16,896	$—			$16,896	0.27%	$6,309,673
Trading assets	—	19,354	(b	)	(19,354)	(0.32)	6,038,104
Loans	499,116	—			499,116	0.44	113,979,448

Total assets	$516,012	$19,354			$496,658	0.29	$171,796,255

Liabilities: Long-term debt	$510,412	$—			$510,412	3.09%	$16,531,380

Shareholders’ equity: Retained earnings	5,600	19,354			(13,754)	(0.06)	22,619,926

Total liabilities and shareholders’ equity	$516,012	$19,354			$496,658	0.29%	$171,796,255

Income statement (in thousands)	Trust results quarter ended 03/31/2010	STI, as reported quarter ended 03/31/2010	Increase/(decrease) if consolidated quarter ended 03/31/2010
Interest income	$3,404	$957	$2,447
Interest expense	577	—	577

Net interest income	2,827	957	1,870

Noninterest income	—	2,339	(2,339)

Noninterest expense	10	—	10

Pre-tax net income	$2,817	$3,296	$(479)

Risk weighted assets (in thousands)	Balances as of 3/31/2010	Combined risk weighted conversion factor	Risk weighted assets 3/31/2010
Total risk weighted assets of Trust	$516,000	0.22	$111,184

STI risk weighting of residual interest	$19,354	12.50	$241,925

		Difference	$(130,741)

Tier 1 capital (dollars in thousands)	STI Tier 1 Ratio as reported 03/31/2010	Increase/(decrease)	STI Tier 1 Ratio if consolidated 03/31/2010
Tier 1 capital	$17,853,415	$(13,754)	$17,839,661

Risk weighted assets	$135,995,699	$(130,741)	$135,864,958

STI Tier 1 capital	13.13%	0.00%	13.13%

(a)	Trust balances are presented on an amortized cost basis.
(b)	Represents the fair value of STI’s ownership of the residual interest in the Trust.